[redacted]

08002680

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

Ref. : DF/CMF – DW/FP -2008-015

May 13, 2008

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

PROCESSED
MAY 27 2008
THOMSON REUTERS

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated February – April 2008,

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Denis WORBE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : denis.worbe@mpsa.com

dw 5/21

February 29, 2008

PSA Peugeot Citroën and Karsan sign a technical cooperation agreement to develop and manufacture the Berlingo First and Partner Origin

PSA Peugeot Citroën and Karsan signed a cooperation agreement on February 28 2008 to jointly produce the Citroën Berlingo First and Peugeot Partner Origin and develop and manufacture the extended versions of these mini-vans. The latter are designed for Turkey and export markets outside of the European Union.

These utility vehicles will be assembled from the end of 2008 in the Karsan plant of Bursa in Turkey. 150 000 units of these versions will be produced by the end of 2013.

The signing of this agreement is completely in line with the Cap 2010 momentum implemented by PSA Peugeot Citroën since mid-2007. This program aims at accelerating and extending the product plan for new vehicle projects by 2010, the main idea being to step up its international expansion.

PSA Peugeot Citroën sold 39 100 vehicles in Turkey in 2007 to hold 6.6% of the Turkish auto market. This is one of the biggest markets in Central and Eastern Europe with close to 595 000 units sold in 2007.

Working together with the Group for many years now, Karsan already assembles the Peugeot Partner Origin in its Bursa plant intended for the local market.

Karsan Automotiv Sanayi Ve Ticaret is a Turkish carmaker, subsidiary of the Kiraça group.

VENTURI

PSA PEUGEOT CITROËN

Press Release

Paris – March 20, 2008

Venturi Automobiles, in Partnership With PSA Peugeot Citroën, Pre-Selected In International EV Tender by La Poste

Venturi Automobiles and PSA Peugeot Citroën have joined forces to supply Citroën Berlingo First or Peugeot Partner Origin-type electric vans in response to a tender from the French Post Office, La Poste.

Issued in April 2007, the international tender initially involves the supply of a small number of test vehicles. Following a six-month trial period, during which the vehicles with be thoroughly tested, La Poste will select the supplier of 500 mail delivery vans.

As Venturi Automobiles' partner, PSA Peugeot Citroën feels that this phase of real-world testing represents a valuable opportunity to fine-tune the technological solutions equipping these delivery vans, to align them seamlessly with La Poste's expectations.

The Berlingo Citroen / Peugeot Partner will be tested with an entirely new power train proposed by Venturi. This extremely compact technology makes it possible to fit the electric motor, battery and other EV components inside the van's engine compartment, in lieu of the internal combustion engine. This offers the major advantage of ensuring the same load volume and payload as in a conventional version.

The electric Berlingo/Partners will have a range of up to 100 kilometers, which is amply sufficient to cover their mail delivery routes.

PSA Peugeot Citroën will contribute its automotive expertise and experience, particularly in electric vehicles.

Venturi will provide its particularly compact and innovative powertrain solution, as well as its short-run production capabilities

The partnership will enable PSA Peugeot Citroën to relaunch its EV business, where it was a pioneer and European market leader, with nearly 10,000 vehicles sold. The Group believes that in the future, electric vehicles will play an important role in reducing automotive emissions, with sales being driven primarily by city delivery vans.

PSA Peugeot Citroën is the world's leading manufacturer of low-emission vehicles. In 2007, it sold in Europe more than one million vehicles emitting less the 140g of CO_2/km.
With operations in 150 countries through its Peugeot and Citroën marques, the Group employs more than 200,000 people around the world.

Since 2001, Venturi Automobiles has led a sustained innovation drive that has made it an undisputed leader in electric vehicles. Its expertise in the world's most advanced EV technological solutions extends from city quad-bikes to high-performance sports cars.

Paris - March 27, 2008

The Peugeot 4007 and Citroën C-Crosser will be manufactured in Europe from 2009

PSA Peugeot Citroën has agreed with its partner Mitsubishi Motors Corporation (MMC) to transfer the production of the Peugeot 4007 and Citroen C-Crosser to Europe.

Currently assembled in the MMC Japanese Mizushima factory, vehicles for the European market will, from January 2009, be manufactured in the Dutch "Ned Car" factory which is wholly owned by MMC.

The decision to locate production in Europe will thus enable PSA Peugeot Citroën to respond more quickly to changes in European SUV demand. This market segment remains one of the most dynamic in Europe.

The Peugeot 4007 and Citroën C-Crosser, the group's first SUVs , were launched in Europe in the 3rd quarter of 2007.

April 15, 2008

Peugeot S.A. Supervisory Board Meeting – April 15, 2008

At its meeting of April 15, the Supervisory Board of Peugeot S.A. approved the resolutions proposed by the Managing Board, which will be submitted to stockholders at the Annual Meeting next May 28.

The recommended dividend represents an increase for the first time in five years, at €1.50 per share. Stockholders will also be asked to re-elect Marc Friedel to the Board.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 - www.psa-peugeot-citroen.com

Paris - April 24, 2008

Worldwide sales up 6.1% to 876,400 units
Growth in emerging countries: + 16.1%
Growth of commercial vehicles: + 10.3%
Group turnover growth: + 2.3%

Highlights

- **Consolidated turnover up 2.3% to €15,212 million**
- **Vehicle and CKD sales up 6.1% to 876,400 units**
- **Assembled vehicles sales increasing to 809,700 units (+ 2.3%)**
- **CKD sales doubled (+ 92.9%)**
- **Market share maintained in Europe at 14.0%**
- **Emerging country sales up 16,1%**
- **Light commercial vehicles leadership strengthened: 19.6% of the European market**
- **Peugeot 308 meeting expectations: 64,000 sales during Q1**

Consolidated turnover at March 31, 2008 stands at €15,212 million, up 2.3% compared with €14,874 million in Q1 2007.

Net sales of **Banque PSA Finance** amounted to €524 million in Q1 2008, i.e. 10.3 % higher than Q1 2007. This performance can be explained by the increase in both average interest rates and total outstanding loans (+1.9%).

Gefco turnover rose to €925 million in Q1 2008, i.e. 4.2% higher than Q1 2007.

Faurecia net sales in Q1 2008 remain stable at €3,245 million. Excluding monoliths, turnover stands at €2,846 million, up 1.4% on a like-for-like structure and exchange rate basis.

Turnover generated by the **automotive division**, at €11,869 million, is up 2.4% on Q1 2007 (€11,595 million), and 3.9% on a like-for-like basis. This performance is in line with expectations considering the 3% fewer days worked in Q1 2008 compared to Q1 2007.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

The economic environment in Q1 was contrasted with, on one hand, the marked depreciation of the US dollar and the pound sterling compared with the Euro, and on the other hand, a slight downturn in the European automotive market (-2.9%). In spite of this, the Group managed to increase its sales quite spectacularly in Russia and Mercosur, at the same time securing virtually stable market share in Europe.

At the end of March 2008, on a European cars and light commercial vehicles market down 2.9 %, vehicle sales fell 0.9%, with market share for Peugeot and Citroën slipping to 14.0 %, compared with 14.2% in Q1 2007.
In France, market share rose to 32.6 %, the best quarterly performance for the Group since 2004. In Italy and Germany, the Group also reinforced its market position compared with Q1 2007.

With worldwide sales reaching 132,000 units, the Peugeot 207 gains 10% and comforts its European pole position in this segment. At the same time, sales of the Peugeot 206 are up 6.6%.
The Picasso range helps Citroën strengthen its compact family-car leadership in Europe, with Picasso sales on this segment worldwide up 13.8%.
Having completely renewed its light commercial vehicle range, the Group now enjoys stronger leadership in Europe, its unit sales up 10.3 % and its market share up 0.6 pts to 19.6%.
The first signs of the range-extending Nemo and Bipper launches are promising.

The rise in sales is sustained by sound performances realized outside Europe. CKD sales reached 66,700 vehicles, with a 92.4% increase almost exclusively related to sales to Iran.

Growth in our priority development regions reaches 16.1%.
In Eastern Europe, sales volumes are up 5.4% to stand at 33,200 units.
Growth in China remains limited to 3.8% in Q1, although the month of March shows signs of a rebound with sales and registrations up 25%.
In Russia, sales are up 29.6%, representing 9,900 units. Peugeot registrations have doubled in comparison with Q1 2007.
In the Mercosur region, the Group sold 59,000 vehicles in Q1, an increase of 36.4 %, taking its market share up to 15.9% in Argentina and 5.6% in Brazil, respectively up 0.8 pts and 0.4 pts compared with Q1 2007.

Sales of the Peugeot 308 have increased as forecast and will benefit from the introduction of the SW version during Q2 to reach the 2008 target of 350,000 vehicles.

OUTLOOK

Q2 will see a significant number of market launches, with the Peugeot 308 SW, the new Citroën C5 and C5 Tourer, the new Peugeot Partner and Citroën Berlingo, the restyled Citroën C3 in Mercosur and the Citroën C-Elysée in China.
As a consequence, the Group reaffirms its 2008 worldwide sales target of a volume growth around 5%.

CONSOLIDATED SALES AND REVENUE

(in million euros)	March 31, 2007	March 31, 2008	M€ change	% change
Automotive division	11,595	11,869	+274	+2.4%
Faurecia	3,243	3,245	+2	+0.0%
Gefco	888	925	+37	+4.2%
Banque PSA Finance	475	524	+49	+10.3%
Other businesses and eliminations	(1,327)	(1,351)		
Total PSA Peugeot Citroën	**14,874**	**15,212**	**+338**	**+2.3%**

WORLDWIDE AUTOMOBILE SALES

(in units) *	3 month 2007	3 month 2008	Units change	% change
Western Europe	596,300	591,100	-5,200	-0.9%
Eastern Europe **	31,500	33,200	+1,700	+5.4%
Russia	7,600	9,900	+2,300	+29.6%
Mercosur***	43,300	59,000	+15,700	+36.4%
China	52,500	54,500	+2,000	+3.8%
Rest of the world	60,400	62,000	+1,600	+2.7%
Total assembled vehicles	**791,500**	**809,700**	**+18,200**	**+2.3%**
CKD units	34,600	66,700	+32,100	+92.9%
Total unit sales	**826,100**	**876,400**	**+50,300**	**+6.1%**
Of which passenger cars	717,300	756,300	+39,000	+5.4%
light commercial vehicles	108,800	120,100	+11,300	+10.3%

* Assembled vehicles, disassembled components and CKD units

** Croatia, Hungary, Poland, Czech Republic, Slovakia, Slovenia, Lithuania, Latvia, Estonia, Cyprus, Malta

*** Argentina, Brazil

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	3 month 2007	3 month 2008	Units change	% change
Peugeot Marque				
107	27,600	27,100	-500	-1.8%
1007	5,200	4,300	-900	-16.1%
206 + 207	196,000	213,000	+17,000	+8.7%
Total A/B segment	**228,800**	**244,400**	**+15,600**	+6.8%
307 + 308 (C segment)	**106,700**	**118,000**	**+11,300**	+10.6%
405	17,400	37,800	+20,400	-
407	36,700	26,000	-10,700	-29.0%
607	2,000	1,100	-900	-43.6%
807	5,000	4,400	-600	-12.8%
4007	-	3,400	+3,400	-
Total D/E segment	**61,100**	**72,700**	**+11,600**	+19.0%
Bipper	-	5,600	+5,600	-
Expert	9,100	10,800	+1,700	+18.2%
Partner	40,400	37,200	-3,200	-8.0%
Boxer	12,000	15,200	+3,200	+26.6%
Total Van (PC + LCV)	**61,500**	**68,800**	**+7,300**	+11.9%
Other	1,200	800	-400	-
Total	**459,300**	**504,700**	**+45,400**	**+9.9%**
of which diesel-powered versions	228,200	245,100	+16,900	+7.4%
	49.7%	48.6%	-	-
of which passenger cars	404,800	444,700	+39,900	+9.9%
of which light commercial vehicles	54,500	60,000	+5,500	+10.1%
Citroën Marque				
C1	26,800	27,800	+1,000	+3.7%
C2	27,900	20,500	-7,400	-26.3%
C3	66,500	72,500	+6,000	+9.1%
Total A/B segment	**121,200**	**120,800**	**-400**	-0.3%
ZX	14,800	17,100	+2,300	+15.6%
C4 haterback	62,400	57,900	-4,500	-7.2%
C4 Picasso + Xsara Picasso	74,400	84,700	+10,300	+13.8%
Total C segment	**151,600**	**159,700**	**+8,100**	+5.3%
Xantia	3,100	3,500	+400	+10.8%
C5	14,300	7,500	-6,800	-47.8%
C6	2,000	900	-1,100	-56.9%
C8	3,400	2,300	-1,100	-32.2%
C-Crosser	-	3,300	+3,300	-
Total D/E segment	**22,800**	**17,500**	**-5,300**	-23.2%
Nemo	-	7,000	+7,000	-
Jumpy	9,900	11,300	+1,400	+13.9%
Berlingo	48,000	40,200	-7,800	-16.1%
Jumper	13,300	15,100	+1,800	+14.1%
Total Van (PC + LVC)	**71,200**	**73,600**	**+2,400**	+3.4%
Other	-	100	-100	-
Total	**366,800**	**371,700**	**+4,900**	**+1.3%**
of which diesel-powered versions	205,300	217,000	+11,700	+5.7%
	56.0%	58.4%	-	-
of which passenger cars	312,500	311,600	- 900	-0.3%
of which light commercial vehicles	54,300	60,100	+5,800	+10.6%
Total PSA Peugeot Citroën	**826,100**	**876,400**	**+ 50,300**	**+6.1%**
of which diesel-powered versions	433,500	462,100	+28,600	+6.6%
	52.5%	52.7%	-	-
of which passenger cars	717,300	756,300	+39,000	+5.4%
of which light commercial vehicles	108,800	120,100	+11,300	+10.3%

Paris, April 24th, 2008

Development and industrialization of a 1l petrol engine
Objective: vehicles emitting less than 100g CO_2/km

Construction of 2 manufacturing facilities

500 jobs created at the Trémery plant (Lorraine)
and search for Eastern European site

PSA Peugeot Citroën has decided to develop a new family of 1-litre 3 cylinder petrol engines with power ranging from 70 to 100 CV. This engine will bring very significant reductions in CO_2 consumptions and emissions and enable the Group, currently leader on the low CO_2-emitting vehicles segment, to maintain and comfort its competitive advantage. The aim is to offer the market vehicles with CO_2 emissions below 100g/km with no additional technology. Two extremely competitive manufacturing sites will be set up, one in France, the other in Eastern Europe.

The first facility, with an annual capacity of 600,000 engines, will be operational as of 2011. It will be located in France on the PSA Peugeot Citroën site at Trémery and enable the creation of over 500 jobs. In 2007, the Trémery plant, located 15 km from Metz, manufactured 1.74 million engines. Since being set up in 1979, this world-class plant with 4,100 employees has produced over 30 million engines.

A second facility will be set up in Eastern Europe by 2012. In order to find the best location for this additional engine-making plant, PSA Peugeot Citroën has begun canvassing several countries in this region. The choice will be made in the middle of this year.

With this new manufacturing facility in Eastern Europe, the Group will strengthen its position in this geographic region. This site will offer additional support to its marketing offensive in this part of the world alongside its plants in Slovakia (Trnava), the Czech Republic (Kolin) and Turkey (Bursa).

END